

<u>Via U.S. Mail</u>
Rubin Rodriguez
Chief Executive Officer
Cardiff Communications, Inc.
378 North Main #124
Layton, Utah 84041

May 14, 2007

RE: **Cardiff Communications, Inc.**
        Form 10-KSB for the fiscal year ended September 30, 2006
        Filed January 26, 2007

Dear Mr. Rodriguez:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director